UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

___________________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3ASR (Registration Number: 333-187531) and Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice of Results of 2013 Annual General Shareholders’ Meeting

Item 1

NOTICE OF RESULTS OF
2013 ANNUAL GENERAL SHAREHOLDERS’ MEETING
ARCOS DORADOS HOLDINGS INC.

Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”) hereby announces the results of its Annual General Shareholders’ Meeting (the “Meeting”) held Lima, Peru on April 25, 2013.  At the Meeting, all of the proposals were approved by the required majority of shareholders.  The proposals were as follows:

1.
Approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2012, the Independent Report of the External Auditors (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global) and the Notes corresponding to the fiscal year ended December 31, 2012.

2.	Appointment and remuneration of Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2013.

3.	Election of the following persons as Class II Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2016.

a.	Ms. Annette Franqui
b.	Mr. Carlos Hernandez-Artigas
c.	Mr. Alejandro Ramirez Magana

Woods Staton
CEO and Chairman of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:May 31, 2013